Exhibit 16(d)(iv)

Execution Version

Amended and Restated Equity Commitment Letter

January 14, 2026

EH MergerSub Inc.

Ladies and Gentlemen:

This amended and restated letter agreement (this “letter agreement”), amends and restates that certain letter agreement, dated as of August 15, 2025 (the “Original ECL”), which Original ECL set forth the commitments of Apollo Capital Management, L.P., on behalf of one or more investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by it or its affiliates  (collectively, the “Investor”), on the terms and subject to the conditions contained herein, to purchase, or cause the purchase of, shares of Common Stock, par value $0.01 per share (“Merger Sub Common Stock”) of EH MergerSub Inc., a Delaware corporation (“Merger Sub”), indirectly through one or more entities.  It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of August 15, 2025 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Merger Sub, Soho House & Co Inc., a Delaware corporation (the “Company”) and EH Parent LLC, a Delaware limited liability company (“Parent” and together with Merger Sub, the “Buyer Parties”), Merger Sub will merge with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement, with the Company surviving the merger (the “Transaction”) and, in the merger, each outstanding share of Merger Sub Common Stock, including the shares of Merger Sub Common Stock purchased by the Investor pursuant hereto, will convert into one share of Class A Common Stock of the Company.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.            Commitments.

(i)          Closing Commitment.  Investor hereby irrevocably commits, jointly and severally, on the terms and subject to the conditions set forth herein, that at or prior to the Closing, Investor shall collectively purchase, or cause the purchase of, directly or indirectly, and Merger Sub shall issue and sell to Investor collectively, shares of Merger Sub Common Stock at the Per Share Price per share of Merger Sub Common Stock for an aggregate cash amount of $30,000,000 (the “Closing Commitment”), which amount shall be used solely for the purpose of allowing Merger Sub and the Company to directly or indirectly fund a portion of the aggregate amount required to be paid to the stockholders of the Company in respect of their shares of Company Common Stock pursuant to, and in accordance with, the Merger Agreement subject to the conditions set forth in the Merger Agreement; provided, that Investor shall not, under any circumstances, be obligated to contribute to, or purchase equity or otherwise provide funds, directly or indirectly, from or to, Parent, the Company or Merger Sub, in any amount in excess of the Closing Commitment and the Enforcement Expenses (as defined below).  The aggregate amount of liability of Investor under this letter agreement shall at no time exceed the Closing Commitment plus any Enforcement Expenses.  Investor may effect the purchase of shares of Merger Sub Common Stock directly or indirectly through one or more affiliated entities; provided, that no such action shall reduce the amount of Investor’s Closing Commitment or otherwise affect the obligations of Investor under this letter agreement.  This letter agreement is being delivered by the Investor to Merger Sub in connection with the Merger Agreement, with the understanding and acknowledgment of the Investor that each of Merger Sub, Parent and the Company is relying on this letter agreement.  On August 15, 2025, MCR Hospitality Fund IV LP and MCR Hospitality Fund IV QP LP (collectively, “MCR Hospitality Fund IV”) entered into a letter agreement (the “MCR Hospitality Fund IV Equity Commitment Letter”) with Merger Sub pursuant to which MCR Hospitality Fund IV committed to invest (or cause to be invested) directly or indirectly, in Merger Sub up to $200 million and, simultaneously with the execution and delivery of this letter agreement Morse Ventures, Inc. (“Morse Ventures” and, together with MCR Hospitality Fund IV, the “MCR Investors”) is entering into a letter agreement (the “Morse Ventures Equity Commitment Letter” and collectively with the MCR Hospitality Fund IV Equity Commitment Letter, the “Other Equity Commitment Letters”) with Merger Sub, pursuant to which Morse Ventures is committing to invest (or cause to be invested), directly or indirectly, in Merger Sub $50 million (the other equity commitment amounts in the Other Equity Commitment Letters, together with the Closing Commitment, the “Aggregate Equity Commitment”).  The amount to be funded under this letter agreement shall be reduced to the extent that the Company determines in its sole and absolute discretion that it does not require the full amount of the Closing Commitment to pay the amounts payable to the stockholders of the Company in respect of their shares of Company Common Stock pursuant to, and in accordance with, the Merger Agreement (and any related costs and expenses) by reason of the Company having obtained funds from other sources; provided, that (x) the Company shall be entitled to reduce the commitment of MCR Hospitality Fund IV under the MCR Hospitality Fund IV Equity Commitment Letter to $50 million without making any reduction in the Closing Commitment of Investor hereunder and (y) if the Company determines in its sole and absolute discretion that it does not require all of the Aggregate Equity Commitments in order to pay the amounts payable to the stockholders of the Company in respect of their shares of Company Common Stock at the Closing pursuant to, and in accordance with, the Merger Agreement (and any related costs and expenses), any such reduction in equity financing (excluding any reduction pursuant to clause (x) above) shall be applied pro rata amongst the Aggregate Equity Commitments based on the amount of each respective Closing Commitment of Investor and commitment of such MCR Investors (for such purpose treating the commitment of MCR Hospitality Fund IV under the MCR Hospitality Fund IV Equity Commitment Letter as a $50 million commitment) prior to giving effect to any such reduction; provided, further that any such reduction shall only occur simultaneously with the consummation of the Closing and the payment of the amounts required to be paid on the Closing Date for the benefit of the stockholders of the Company in respect of their shares of Company Common Stock under the Merger Agreement.  For the avoidance of doubt and notwithstanding anything to the contrary contained in this letter agreement, unless the Company in its sole and absolute discretion determines otherwise, the Closing Commitment shall not be reduced by any incremental financing obtained by (i) the Company pursuant to the Subscription Agreements or (ii) the Company, Parent or Merger Sub as set forth in the letter agreements dated as of August 15, 2025 between the Company and Richard Caring and the Company and certain affiliates of Goldman Sachs & Co LLC.

(ii)        Termination Fee Commitment.  If the Merger Agreement is validly terminated by the Company pursuant to Section 8.1(g) of the Merger Agreement, the conditions set forth in Section 2 shall have been satisfied (other than the condition set forth in Section 2(i)(f)), including receipt of the notice set forth in Section 2(i)(g), and the Investor fails to provide upon written request irrevocable confirmation, within two Business Days of such notice, that it is ready, willing and able to fund its Closing Commitment hereunder at the Closing on the date specified in the notice delivered pursuant to Section 2(i)(g) (or provides such confirmation and fails to fund its Closing Commitment hereunder at the Closing), Investor hereby irrevocably commits, jointly and severally, on the terms and subject to the conditions set forth herein, to fund to Merger Sub, subject to Section 11(ii), directly or indirectly, cash in an aggregate amount of up to $2,000,000 (the “Termination Fee Commitment”).

2.            Conditions.

(i)        The Closing Commitment, including the obligation of Investor to fund the Closing Commitment, shall be subject to the satisfaction or waiver in writing by Investor of the following conditions precedent:

(a)	the valid execution and delivery of the Merger Agreement by the Company;

(b)
receipt by the Investor of a counterpart signed by the Company (or written evidence reasonably satisfactory to the Investor (which may include a copy transmitted by email, facsimile or other electronic method) that such party has signed a counterpart) of (i) the voting agreement, substantially in the form attached hereto as Exhibit A, to be dated on or around Closing (the “Voting Agreement”), and (ii) the Subscription Agreement, substantially in the form attached hereto as Exhibit B, to be dated on or around Closing (the “Subscription Agreement”), by and between the Company and the Investor;

(c)
the satisfaction in full by the Buyer Parties in writing of each of the conditions to the Buyer Parties’ obligations to consummate the Transaction that is set forth in Sections 7.1 and 7.2 of the Merger Agreement (without giving effect to any amendments, consents or waivers to such conditions to Closing set forth in Sections 7.1 and 7.2 of the Merger Agreement by Parent or Merger Sub that are materially adverse to the Investor, without the prior consent of the Investor (such consent not to be unreasonably withheld, delayed or conditioned)) (other than those conditions that by their terms or nature are to be satisfied at the Closing provided, that those other conditions would be capable of being satisfied if the Closing were on such date);

(d)	receipt by the Investor of a certificate of the Company, dated as of the Closing Date and executed by an officer of the Company, which shall:

i.	certify that attached thereto is a true and complete copy of the bylaws of the Company and that such documents or agreements have not been amended;

ii.
certify that each of the individuals listed therein is a duly elected, qualified and acting authorized person of the Company, holding the office and/or authority indicated, and that each such officer is duly authorized to execute and deliver, on behalf of the Company, the documents and agreements to which the Company is a party on the Closing Date; and

iii.
certify that the representations set forth in Section 4(A) (Due Execution), Section 4(B) (Status), Section 4(C) (No Conflicts; Consents), Section 4(D) (Title to Shares), Section 4(O) (Anti-Corruption Laws), Section 4(Q) (Sanctions), Section 4(R) (Private Offering; No Integration or General Solicitation) and Section 4(S) (OFAC; USA PATRIOT Act) of the Subscription Agreement (collectively, the “Specified Warranties”) are true and correct in all material respects on and as of the Closing Date in accordance with Section 2(i)(e) below;

(e)
(i) the representations and warranties made by the Company pursuant to Article III of the Merger Agreement that are material to the interests of the Investor, but only to the extent resulting in the termination of the Merger or the Merger Agreement, as a result of a breach of such representations in the Merger Agreement (in each case, in accordance with the terms of the Merger Agreement), and (ii) the Specified Warranties shall be true and correct in all material respects (and such representations shall be true and correct in all material respects), except in the case of any Specified Warranty which expressly related to a given date or period, such representation and warranty shall have been true and correct in all material respects as of the respective date or for the respective period, as the case may be;

(f)
the MCR Investors (i) having irrevocably confirmed to the Company that, in the aggregate, they collectively stand ready, willing and able to fund at least $100 million of their equity commitments pursuant to the Other Equity Commitment Letters and (ii) funding not less than $100,000,000 in equity commitments concurrently with and on the same date as (or prior to) funding by the Investors; it being understood that the failure of any MCR Investor (a “Defaulting Other Investor”) to satisfy and perform, or to then be prepared to satisfy and perform, in full its obligations under such Defaulting Other Investor’s Other Equity Commitment Letter shall not limit or impair the ability of Merger Sub or the Company to enforce the obligations of the Investor under, and in accordance with, this letter agreement if (x) Merger Sub and/or the Company is also seeking enforcement of the obligation of such Defaulting Other Investor to fund such Defaulting Other Investor’s required equity commitment pursuant to such Defaulting Other Investor’s Other Equity Commitment Letter or (y) another or replacement investor (an “Alternative Investor”) is then prepared to fund an amount equal to the amount such Defaulting Other Investor is failing to fund under such Defaulting Other Investor’s Other Equity Commitment Letter treating the commitment of MCR Hospitality Fund IV under the MCR Hospitality Fund IV Equity Commitment Letter as a $50 million commitment (or such Alternative Investor shall have entered into a commitment to the Company (or of which the Company is a third-party beneficiary) and the Company is also seeking enforcement of such Alternative Investor’s commitment);

(g)
the Company having irrevocably confirmed to Investor that it stands ready, willing and able to fund, or cause to be funded, the cash to the Payment Agent pursuant to Section 2.9(b) of the Merger Agreement;

(h)
the Merger Agreement not having been amended or modified in any manner (including but not limited to, amending or waiving any provision of a schedule or amendment thereto or granting any consent or agreeing the Company’s obligations under the provisions have been satisfied) that is, or would reasonably be expected to be, materially adverse to Investor, including but not limited to an increase in the Per Share Price;

(i)	any other amendment to the Merger Agreement that would otherwise increase the payment obligations of the Investor under or in connection with the Merger Agreement or this letter agreement;

(j)	since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred;

(k)
Soho House Holdings Limited having submitted one or more borrowing requests or similar notices to the Investor and/or its affiliates (and the applicable administrative agent on their behalf) with respect to the senior unsecured facility made available to Soho House Holdings Limited by, amongst others, the Investor and/or its affiliates in connection with the Transaction (the “Holdco Facility”) requesting to utilize the Holdco Facility on or prior to the Closing Date in an aggregate amount equal to the entire aggregate principal amount of commitments under the Holdco Facility as of the date hereof (or such other aggregate principal amount of Holdco Facility commitments as has been approved by the Investor or its affiliates in their sole discretion);

(l)
Soho House Bond Limited having submitted one or more borrowing requests or similar notices to the Investor and/or its affiliates (and the applicable administrative agent on their behalf) with respect to the senior secured facility made available to Soho House Bond Limited by, amongst others, the Investor and/or its affiliates in connection with the Transaction (the “Senior Facility”) requesting to utilize the Senior Facility on or around the Closing Date in an aggregate amount equal to the entire aggregate principal amount of commitments under the Senior Facility as of the date hereof (or such other aggregate principal amount of Senior Facility commitments as has been approved by the Investor or its affiliates in their sole discretion);

(m)	either or both of:

A.	the substantially concurrent consummation of the Transaction in accordance with the terms of the Merger Agreement; or

B.
the date by which the Company is required to consummate the Merger pursuant to Section 2.3 having occurred or passed and the Company having irrevocably confirmed in writing to the Investor that if specific performance is granted that would require consummation of the Transaction, then the Closing would occur in accordance with the terms of the Merger Agreement;

(n)	the payment, prior to or substantially concurrently with the Closing, of all Investor Expenses (as defined below); and

(o)
receipt by the investor of a true, correct and complete copy of that certain Secured Note Facility Commitment Letter, dated as of the date hereof, from HBC MSF Capital Solutions Blocker II LLC to Morse Ventures, together with the schedules and exhibits thereto, in respect of a secured note facility in an aggregate principal amount of $132,980,132.

(ii)        The Termination Fee Commitment, including the obligation of Investor to fund the Termination Fee Commitment, shall be subject to Section 11(ii) and the valid termination of the Merger Agreement pursuant to Section 8.1(g) of the Merger Agreement.

(iii)        Merger Sub hereby covenants and agrees that:

(a)
at least three Business Days prior to Closing, it shall deliver, or cause to be delivered, to the Investor (x) all documentation and other information about Merger Sub as has been reasonably requested in writing at least ten Business Days prior to Closing by the Investor that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, and (y) with respect to Merger Sub, to the extent that it qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation;

(b)	Merger Sub shall provide Investor with at least five Business Days advance written notice of the Closing Date; and

(c)
at least one (2) Business Days in advance of Closing, Merger Sub shall provide Investor with drafts of the Closing documents to be entered into by the MCR Investors, followed by validly executed copies thereof to be delivered after Closing, including, if applicable, any subscription agreement to be entered into by the MCR Investors in connection with the Closing.

3.           Enforceability.  Neither Investor nor Parent or Merger Sub’s creditors shall have any right to enforce this letter agreement or to cause Parent or Merger Sub to enforce this letter agreement.  Notwithstanding the foregoing, (i) the Company shall be, and is intended to be, a third-party beneficiary of this Section 3 and Sections 4, 5 and 10 hereof and (ii) Merger Sub and the Company shall have an explicit right to enforce this letter agreement and the Closing Commitment of Investor (which right of enforcement may be sought directly against Investor on a joint and several basis) and an explicit right to enforce, subject to Section 11(ii) this letter agreement and the Termination Fee Commitment of Investor (which right of enforcement may be sought directly against Investor on a joint and several basis).  The Investor agrees to pay on demand in cash all out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Company, Merger Sub or their respective Affiliates in connection with the Company’s or Merger Sub’s enforcement of this letter agreement if the Investor fails or refuses to make any payment hereunder when such payment is due (such expenses, the “Enforcement Expenses”).  Merger Sub and the Investor acknowledge and agree that the Company and Merger Sub shall not be required to provide any bond or other security to specifically enforce the terms and provisions of this letter agreement and Investor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of the Company’s third-party beneficiary rights or Merger Sub’s rights set forth herein.

4.          No Modification; Entire Agreement.  This letter agreement may not be amended, restated, supplemented or otherwise modified without the prior written consent of Merger Sub, the Company and the Investor.  Together with the other agreements being entered into in connection with the Transaction, this letter agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between Investor or any of their Affiliates, on the one hand, and Merger Sub or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.  Each party hereto acknowledges that, in entering into this letter agreement, it is not relying on, and shall have no remedies in respect of, any representation, warranty or undertaking (whether made innocently or negligently) not expressly set out in this letter agreement.  So far as is permitted by law and except in the case of actual fraud, each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in this letter agreement shall be for specific performance of the terms of this letter agreement and each of the parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.  Except as expressly permitted in Section 1 and Section 5 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of Merger Sub, the Company and Investor.  Any transfer in violation of the preceding sentence shall be null and void ab initio.  Notwithstanding anything to the contrary herein, the parties hereby agree and acknowledge that none of the foregoing agreements and acknowledgements set forth in this Section 4 shall limit the rights and remedies available to the Company or Merger Sub with respect to Investor under Section 3 hereof or any other agreements being entered into in connection with the Transaction.

5.           Assignment.  This letter agreement may not be assigned by any party hereto, in whole or in part, without the prior written consent of Investor, the Company and Merger Sub, except that such prior written consent shall not be unreasonably withheld, conditioned or delayed if Investor assigns all or a portion of its obligations to fund its Closing Commitment or Termination Fee Commitment to one or more of its Affiliated investment funds or vehicles; provided, however, that (i) no such assignment to an Affiliated investment fund or vehicle shall (a) relieve Investor from any of its obligations hereunder or (b) alter, reduce or enlarge any obligation of any other party; (ii) such Affiliated investment fund or vehicle executes and delivers to Merger Sub an equity commitment letter consistent with this letter agreement; (iii) at the time of such assignment or delegation, such Affiliated investment fund or vehicle has undrawn capital commitments that may be called, cash or other sources of immediately available funds that together comprise an amount not less than the Closing Commitment; (iv) such assignment or delegation to an Affiliated investment fund or vehicle could not be reasonably expected to result in any additional consent or approval being required under applicable law; and (v) the Investor provides at least 2 Business Days’ notice to Merger Sub and the Company of such assignment or delegation to an Affiliated investment fund or vehicle.  Any purported assignment in violation of the foregoing shall be null and void ab initio.  Investor acknowledges that the Company, Parent and Merger Sub have entered into the Merger Agreement in reliance upon, among other things, Investor’s Closing Commitment and Termination Fee Commitment set forth herein.

6.        Governing Law; Submission to Jurisdiction.  THIS LETTER AGREEMENT AND ANY CLAIM OR CONTROVERSY HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY PRINCIPLES OF CONFLICT OF LAWS OF ANY JURISDICTION THAT WOULD APPLY THE LAWS OF A JURISDICTION OTHER THAN DELAWARE.  EACH OF THE PARTIES HERETO (I) IRREVOCABLY AGREES THAT ALL ACTIONS (WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS LETTER AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS LETTER AGREEMENT SHALL BE EXCLUSIVELY RESOLVED IN A, AND EACH OF THE PARTIES HERETO, IN CONNECTION WITH ANY SUCH ACTION, SUBMITS TO THE JURISDICTION OF ANY, FEDERAL OR STATE COURT SITTING IN THE CITY OF WILMINGTON IN THE STATE OF DELAWARE AND (II) WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF, AND THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF, ANY SUCH ACTION, SUIT OR PROCEEDING IN ANY SUCH COURT.

7.          Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES AND AGREES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

8.           Counterparts.  This letter agreement may be signed in any number of counterparts (including by electronic mail with attachment in pdf format or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document (including DocuSign)), with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this letter agreement.

9.           No Third-Party Beneficiaries.  Except as expressly set forth in Section 3, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto and their successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder or any rights to enforce the Closing Commitment and/or Termination Fee Commitment of Investor or any provision of this letter agreement.

10.         Confidentiality.  The existence and content of this letter agreement shall be treated as confidential and is being provided to Merger Sub solely in connection with the transactions contemplated by the Merger Agreement.  The existence and content of this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of Investor and Merger Sub; provided, however, that no such written consent shall be required (and each Investor and its Affiliates shall be free to release such information) for disclosures to each Investor’s and its Affiliates’ respective partners, members, directors, officers, employees, agents, legal, financial, accounting or other advisors, potential debt and equity financing sources, co-investors, related investment funds, consultants and other representatives, to the extent such Persons need to know such information in connection with the Transactions and so long as such Persons agree to keep such information confidential on terms substantially identical to the terms contained in this Section 10; and provided, further, that Investor, Parent and Merger Sub may disclose this letter agreement to the extent required by law; and provided, further, that the Company and Parent may disclose the letter agreement to its respective Affiliates, officers, directors, employees, advisors, representatives, auditors and financing sources, as applicable.

11.          Termination and Termination Fees.

(i)          This letter agreement and the obligation of Investor to fund the Closing Commitment or the Termination Fee Commitment, as applicable, will terminate automatically and immediately upon the earliest to occur of: (a) the consummation of the Closing; (b) the termination of the Merger Agreement (provided that, for the avoidance of doubt, any purported termination of the Merger Agreement that is not a valid termination shall not give rise to a termination of this letter agreement pursuant to this Section 11(i); provided, further, that, in the event that the Merger Agreement is validly terminated pursuant to Section 8.1(g) of the Merger Agreement and the Termination Fee Commitment is due and payable, then the obligation of the Investor to fund, or to cause one or more of its Affiliates to fund, the Termination Fee Commitment, subject to Section 11(ii), shall not terminate unless and until the Investor has funded, or caused one or more of its Affiliates to fund, the Termination Fee Commitment in accordance with Section 1(ii)), in accordance with its terms, unless prior to such termination of the Merger Agreement, Merger Sub shall have commenced an action seeking specific enforcement of the obligations of Investor to fund the Closing Commitment hereunder, in which case the Closing Commitment shall terminate upon the final, non-appealable resolution of such action and satisfaction by Investor of any obligation finally determined or agreed to be owed by Investor, subject to the terms hereof and of the Merger Agreement; (c) the commencement by Merger Sub of any lawsuit or other legal proceeding asserting any claim (whether in equity, tort, contract or otherwise) against any Investor or any of the Investor Parties (as defined below) under, in respect of, or relating to, the Merger Agreement, or this letter agreement or the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), other than an action seeking specific enforcement of the obligations of Parent to consummate the Closing in accordance with the Merger Agreement or Investor to fund the Closing Commitment or the Termination Fee Commitment hereunder; (d) March 17, 2026; (e) the termination of the Other Equity Commitment Letters; (f) Investor contributing to Merger Sub cash in an aggregate amount equal to the Closing Commitment; and (g) the consummation of a Financing Alternative (as defined in the Debt Payment Letter) pursuant to the terms of the Debt Payment Letter if the consummation of such Financing Alternative results in the payment, in cash, of the full amount of the Financing Alternative Fee (as defined in the Debt Payment Letter) to the Investor and/or its affiliates pursuant to the terms of the Debt Payment Letter.  “Debt Payment Letter” means the payment letter among Apollo Global Securities, LLC (“AGS”) and Apollo Capital Management, L.P. (“ACM”), on behalf of one or more investment funds, separate accounts, and other entities owned (in whole or in part), managed, controlled and/or advised by ACM or its affiliates and Soho House Bond Limited and dated on or about the date of this letter agreement.

(ii)       If the Investor is a Defaulting Party (as defined below) and the MCR Investors are not Defaulting Parties under their Other Equity Commitment Letters, then the Investor shall, in lieu of the Termination Fee Commitment, fund to Merger Sub $10,000,000 and such amount shall be deemed to be the Termination Fee Commitment for the purposes of this letter agreement.  The Investor is a “Defaulting Party” if it is not ready, willing or able to fund the Closing Commitment at Closing when it is otherwise required to do so pursuant to the terms of this letter agreement (disregarding the condition set forth in Section 2(i)(f) but including, without limitation, the conditions set forth in Section 2(i)(k) and (l)).  If one or more MCR Investors is a Defaulting Party under any such MCR Investor’s Other Equity Commitment Letters and the Investor is not a Defaulting Party, the Investor shall be relieved from its obligation to fund its Termination Fee Commitment pursuant to the terms of this letter agreement.

(iii)       If the Merger Agreement is validly terminated by the Company pursuant to Section 8.1(d) or Section 8.1(h) of the Merger Agreement, this letter agreement and the obligation of Investor to fund the Closing Commitment or the Termination Fee Commitment will terminate automatically and, if the Company Termination Fee is payable in accordance with the terms of the Merger Agreement, the Company shall pay the Investor an aggregate amount equal to $10,000,000 representing the Investor’s pro rata share of the Company Termination Fee.

12.         No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Merger Sub covenants, agrees and acknowledges on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of any of them, that no Person other than Investor (and any assignee permitted in accordance with Section 5 hereof) has any obligation hereunder or, except for Merger Sub, in connection with the transactions contemplated hereby, and that, notwithstanding that Investor (or any assignee permitted in accordance with Section 5 hereof) may be a partnership or other entity, no Person, including Merger Sub, has any right of recovery under this letter agreement against, and no recourse under this letter agreement or under any document or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future equity holders, controlling Persons, directors, officers, employees, Affiliates (other than Investor or any assignee permitted in accordance with Section 5 hereof), members, managers, general or limited partners or representatives of Investor or any former, current or future equity holder, controlling Person, director, officer, employee, Affiliate (other than Investor or any assignee permitted in accordance with Section 5 hereof), member, manager, general or limited partner or representative of any of the foregoing (collectively, but for the avoidance of doubt, not including Investor or any assignee permitted in accordance with Section 5 hereof, the “Investor Parties”), whether by the enforcement of any judgment, fine or penalty, or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise except for (i) Merger Sub’s right to enforce any of the terms of this letter agreement against Investor or any assignee permitted in accordance with Section 5 hereof and (ii) the Company’s right to enforce this letter agreement against the parties hereto as a third-party beneficiary solely as and to the extent specified in, and on the terms and subject to the conditions of, this letter agreement (the claims referred to in the foregoing clauses (i) and (ii) (including the claims for specific performance thereunder, the “Retained Claims”)); it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by Investor, as such, for any obligation of Investor under this letter agreement or the transactions contemplated hereby, under any documents or instruments delivered in connection herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation; provided, however, that in the event Investor (a) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (b) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of Investor’s remaining net assets plus uncalled capital is less than Investor’s Closing Commitment, plus any Enforcement Expenses, hereunder, then Merger Sub may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, against such continuing or surviving entity or such transferee Person, as the case may be, but only to the extent of the obligations of Investor hereunder and subject to the limitations herein.

Merger Sub further agrees that neither it nor any of its Affiliates shall have any right of recovery against Investor or any Investor Party, whether by piercing of the corporate veil, by a claim on behalf of Merger Sub against any Investor or any Investor Party, or otherwise, except for the (A) Retained Claims, (B) funding of the Closing Commitment or the Termination Fee Commitment, as the case may be, and/or (C) payment of the Enforcement Expenses, in each case under and to the extent provided in this letter agreement, on the terms and subject to the conditions hereof.  Merger Sub hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim (whether in tort, contract or otherwise) arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, or in respect of any oral representations made or alleged to be made in connection therewith, against any Investor or any Investor Party except for claims solely against Investor under this letter agreement.

13.       Expenses.  Merger Sub agrees to pay or reimburse the Investor at the Closing for all reasonable and documented (limited to a summary invoice) out-of-pocket fees, costs and expenses incurred by the Investor, including reasonable and documented (limited to a summary invoice) fees, costs and expenses of Gibson, Dunn & Crutcher LLP in an aggregate amount of up to $250,000 (the “Investor Expenses”).

14.        Representations and Warranties.  Each Investor hereby represents, warrants and covenants, severally and not jointly, to Merger Sub as follows:

a.           Such Investor is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation.

b.         To the extent (if any) that its governing documents limit the amount it may commit to any one investment, such Investor’s Closing Commitment hereunder plus any Enforcement Expenses is (and will continue to be until the satisfaction of its obligations hereunder or termination of this letter agreement in accordance with its terms) less than the maximum amount that it is permitted to invest in any one investment pursuant to the terms of its governing documents.

c.          Such Investor has the requisite power and authority to enter into and deliver this letter agreement and to perform its obligations under this letter agreement.

d.          This letter agreement has been duly and validly executed and delivered by such Investor and constitutes the lawful, valid and binding agreement of such Investor, enforceable against such Investor, in accordance with its terms.

e.        Such Investor has, and will maintain through the Closing, available cash (including proceeds from funding commitments to Investor with respect to the obligations under this letter agreement) necessary to fund, or cause the funding of, the Closing Commitment or the Termination Fee Commitment, as applicable.

f.          Such Investor shall furnish information, as the Company may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement, the Schedule 13E-3 and any Other Required Company Filing or any Other Required Parent Filing and such Investor shall otherwise fulfill the obligations of the Consortium Members set forth in Section 6.3 of the Merger Agreement.

g.         If any filing or notification may be required under the HSR Act in connection with the Transaction, the Investor shall make such filing or notification as promptly as practicable after the date hereof and such Investor shall otherwise cooperate with the Buyer Parties and the Company with respect to their respective obligations set forth in Section 6.2(a)-(c) of the Merger Agreement.

h.         This letter agreement does not contravene, conflict with or result in any violation of any provision of such Investor’s governing documents.

i.         All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by such Investor have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this letter agreement.

[Signature Pages Follow]

Very truly yours,

APOLLO CAPITAL MANAGEMENT, L.P., on behalf of one or more investment funds, separate accounts and other entities owned (in whole or in part), controlled, managed and/or advised by it or its affiliates

By: Apollo Capital Management GP, LLC,
its general partner

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

[Signature Page to Equity Commitment Letter]

Agreed to and accepted as of
the date first written above:

EH MERGERSUB INC.

By:	/s/ Bradford Nugent
Name: Bradford Nugent
Title: Authorized Signatory

[Signature Page to Equity Commitment Letter]

Exhibit A

Form of Voting Agreement

[***]

Exhibit B

Form of Subscription Agreement

[***]